October 28, 2009

Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:                      Ruby Tuesday, Inc.
                            File No. 00l-12454
                            Form 10-K:  For the fiscal year ended June 2, 2009
                            Definitive Proxy Statement on Schedule 14A

Dear Mr. Shenk:

Ruby Tuesday, Inc. (the “Company” or “we”) received the Staff’s comment letter dated September 29, 2009 with respect to the above-referenced filings.  Our responses to the Staff’s comments are set forth below.  For ease of reference, our responses are set forth below the full text of the correlative Staff comment.

Form 10-K: For the fiscal year ended June 2, 2009

Item 1A. Risk Factors, page 9

1.           In future filings, please remove the reference in your first paragraph that your discussion of risk factors may not be exhaustive or that new risks may emerge.  All material risks should be described. If risks are not deemed material, you should not reference them.

We will remove this reference in future filings.

Item.7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 22

2.           Please refer to your MD&A disclosure regarding your company's results of operations. We note that you have identified several factors that have resulted in changes in both the amount of revenue and the various costs recognized in your comparative reporting periods.  However, you have not quantified the impact of certain of these factors.  For example, we note that the closure of 54 company-owned restaurants during fiscal year 2009 appears to have contributed to the decline in both the revenue and costs that you reported, but you did not quantify the impact of your restaurant closures in your MD&A disclosure.  Similarly, factors such as the increases to minimum wage in several states, the significant reduction in the number of employees that work for your company, the decrease in your repairs and maintenance costs, and the decrease in your marketing expenditures appear to have materially impacted your expenses, but the impact of such factors has not been quantified.  Please revise your MD&A disclosure to quantify and fully discuss all material factors to which variances are attributed.  In this regard, consider (i) using tables to quantify the absolute impact of the factors that materially affected your revenue and cost categories and (ii) focusing the narrative text portion of your disclosure on further analysis of the items presented in your tables.

Securities and Exchange Commission
October 28, 2009

In our first quarter fiscal 2010 Form 10-Q filed on October 13, 2009, we have enhanced our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) disclosure to contain the level of detail described by the Staff’s comment.  We will provide similar disclosures in future filings.  Where appropriate, we have added a table or provided a cross-reference to a footnote containing a table.  Attached as Exhibit A to this letter is a portion of the Results of Operations section of our Form 10-Q MD&A disclosure for the quarter ended September 1, 2009.  Specific to the comment as to the impact of fiscal 2009’s restaurant closings, below is a table showing summarized income statement information for the 54 restaurants for the portion of fiscal 2009 for which they were open and fiscal 2008 (amounts in thousands):

	2009	2008	Change
Restaurant sales and operating revenue	$29,358	$65,252	$(35,894)

Cost of merchandise	8,803	18,512	(9,709)
Payroll and related costs	14,172	27,361	(13,189)
Other restaurant operating costs	10,129	18,365	(8,236)
Depreciation and amortization	2,000	4,988	(2,988)
Selling, general and administrative	2,097	5,021	(2,924)
	37,201	74,247	(37,046)
Net loss	$(7,843)	$(8,995)	$1,152

3.           We note that your disclosure regarding operating costs and expenses focuses primarily on the changes in your company's costs measured as a percentage of restaurant sales and operating revenue.  However, given that revenue can increase or decrease independently of certain costs (e.g., payroll and related costs, other restaurant operating costs, depreciation and amortization, and SG&A), your analysis of costs measured as a percentage of revenue may not adequately explain the changes or trends in the absolute amounts of the costs recognized by your company.  For example, we note that the amount of revenue recognized by your company in fiscal year 2009 declined significantly as a result of decreased sales volumes and your promotional activities.  This decline in revenue contributed to an increase in your company's fiscal year 2009 "payroll and related costs" and "other restaurant operating costs" measured as a percentage of revenue.  However, the absolute amount of ''payroll and related costs" and "other restaurant operating costs" recognized in fiscal year 2009 decreased as compared to fiscal year 2008.  In this regard, the absolute change in those costs has not been fully addressed by your current MD&A disclosure.  Given the observations noted above, please supplement your current disclosure with an appropriate discussion and analysis of the changes in the absolute amounts of the costs recognized by your company.

In our first quarter fiscal 2010 Form 10-Q filed on October 13, 2009, we have enhanced our MD&A disclosure to contain discussion on changes in operating costs and expenses in absolute dollars.  Where we deemed to be relevant, we also continued to discuss the changes as a percentage of restaurant sales and operating revenue.  Attached as Exhibit A to this letter is a portion of the Results of Operations section of our Form 10-Q MD&A disclosure for the quarter ended September 1, 2009.  We will provide similar disclosures in future filings.

Liquidity and Capital Resources
Covenant Compliance, page 29

4.           We note that you have disclosed the non-GAAP measure Consolidated EBITDAR because it is used in the calculations of the debt covenants that you provide to your lenders.  However, we note that fixed charges, as well as the non-GAAP measure "Adjusted Total Debt," are also measures

Securities and Exchange Commission
October 28, 2009

used in the calculations of the covenants that you report to your lenders.  As such, it appears that those measures also directly impact your company's compliance with its debt covenants.  In this regard, to the extent that you provide non-GAAP information in future filings in order to demonstrate compliance or the risk of non-compliance with your debt covenants, please also disclose your company's fixed charges and "Adjusted Total Debt" as of the respective balance sheet dates.  In addition, please reconcile the additional reported measures to the most directly comparable measure calculated in accordance with GAAP.

In our first quarter fiscal 2010 Form 10-Q filed on October 13, 2009 and in future filings, we have and will continue to enhance the Liquidity and Capital Resources section of our MD&A disclosure to disclose any material non-GAAP information related to our debt covenants and the appropriate reconciliations of any non-GAAP measure to the most directly comparable GAAP measure in accordance with Regulation G of the SEC’s Rules and Regulations.  Our disclosure in the first quarter fiscal 2010 Form 10-Q is contained on pages 31-33 under the section entitled “Covenant Compliance”.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 43

5.           We note that you record a liability for gift cards sold, but not yet redeemed, at the expected redemption value.  Please supplementally define for us "expected redemption value" and explain if and how it differs from the face value of the gift card.

The majority of our gift cards are recorded as deferred revenue at face value, which is equal to the redemption amount.  We do sell large blocks of gift cards at a discount.  The deferred revenue for these transactions is recorded net of the discount amount, which also represents the redemption amount.  The revenue recognized upon redemption of the gift cards equals the amount of consideration received by us for the gift card transaction.

Note 6.  Long-Term Debt and Capital Leases, page 54

6.           We note that the interest rates charged on both your Series A Notes and Series B Notes were increased by 3.5% when the notes were amended on May 21, 2008.  Given the significant increases to the interest rates charged on your notes, please tell us if you applied the guidance outlined in EITF 96-19 to determine whether the amendments to your notes should be accounted for as (i) debt modifications or (ii) extinguishments and replacements of the notes.  As part of your response, tell us the results of any cash flow analyses that you performed.  In addition, please tell us the financial impact of the accounting treatment applied to your amended notes.  In this regard, specifically tell us how you have accounted for any unamortized deferred debt issuance fees that were capitalized prior to your amendments and/or any fees directly attributable to amending your debt agreements, as applicable.

We applied the guidance outlined in EITF 96-19 in determining whether the amendment to our Series A Notes and Series B Notes on May 21, 2008 should be treated as a debt modification or an extinguishment and replacement of debt.  Since there were no conversion options or embedded conversion options in the new or old agreements, we concluded that the analyses we had to perform was to determine whether the present value of the cash flows under the terms of the new debt agreements differed by greater than 10 percent from the present value of the remaining cash flows under the terms of the original instruments.  We used the following assumptions in our analyses:

Securities and Exchange Commission
October 28, 2009

1.
Our cash flows associated with the new debt instruments included all cash flows specified by the terms of the new debt agreements plus loan fees of $0.6 million on Series A Notes and $0.5 million on Series B Notes paid to the lender as part of the debt amendment.

2.	We used the rates in effect at the date of the amendment, which were 8.19% on Series A Notes and 8.92% on Series B Notes.
3.	Neither the new debt instrument nor the original debt was callable or puttable, therefore no separate cash flow analyses had to be performed assuming exercise and nonexercise of a call or put.
4.
The new debt agreements require semi-annual prepayments based upon excess cash flows in addition to regularly scheduled prepayments as defined in the debt agreements.  We estimated our excess cash flows based on our internal forecasts at the date of the amendment.

5.
The discount rate used to calculate the present value of the cash flows was the effective interest rate of the original debt instrument.  The effective rates used were 4.82% on Series A Notes and 5.52% on Series B Notes.

6.
Prior to May 21, 2008, we amended our debt agreement on the Series A Notes and Series B Notes on November 30, 2007.  Since the November 30, 2007 amendment was within one year and was also not considered substantially different from the prior agreement in accordance with EITF 96-19, we used the debt terms that existed prior to the November 30, 2007 amendment to determine whether the modification was substantially different.

Based on the analyses performed, we determined that the present value of the cash flows under the new agreement differed from the present value of the remaining cash flows under the terms of the original agreement by 6.07% on the Series A Notes and 9.86% on the Series B Notes.  The primary factors contributing to those percentages were the increases in the interest rates charged, which were partially offset by periodic scheduled principal payments in the new agreement versus the entire principal due at maturity in the old agreement.  In accordance with EITF 96-19, since it was determined that the amendment should not be accounted for as a debt extinguishment, fees paid to the creditor as part of the amendment, along with all existing unamortized fees, were amortized over the remaining term of the new debt agreement.

7.           In addition, it appears that the May 21, 2008 amendment to your company's "Credit Facility" may impose scheduled mandatory reductions to your borrowing capacity under the credit facility.  In this regard, please tell us if and how the guidance outlined in EITF 98-14 was applied when you amended the Credit Facility.

We applied the guidance outlined in EITF 98-14 during the amendment of our Credit Facility to determine the accounting treatment of any unamortized deferred costs, any fees paid to the creditor, and any third party costs incurred.  The $500.0 million capacity under the original credit facility was to mature on February 23, 2012 and was not subject to any reductions.  Under the amended and restated Credit Facility, which also matures on February 23, 2012, the original $500.0 million capacity is reduced by regularly scheduled quarterly amortization and other reductions; therefore the borrowing capacity of the new arrangement is less than the borrowing capacity of the original agreement.  All fees paid to the creditor and all third-party costs incurred in conjunction with the amended Credit Facility were deferred and amortized over the term of the new arrangement in accordance with EITF 98-14.  The unamortized deferred costs relating to the old arrangement at the time of the amendment totaled $1.7 million.  At the time of the amendment, we estimated that our proportionate write-off of the unamortized fees would be less than $0.1 million pre-tax; however, we did not record any adjustment for this immaterial amount.

Securities and Exchange Commission
October 28, 2009

In preparing to respond to the Staff’s comment, we reviewed our analysis.  Based on this review, we determined there was actually a 24% reduction in the borrowing capacity versus the 3% originally calculated, and should have resulted in a proportionate write-off of previously deferred financing costs of approximately $0.4 million pre-tax, an amount we consider to be immaterial to our fiscal 2008 fourth quarter and fiscal 2008 annual earnings.  We also believe that fiscal year 2009 amortization of $0.1 million associated with deferred financing costs which should have been written off in 2008 was not material to the financial position or results of operations for any period in fiscal year 2009.  The current unamortized balance of $0.2 million has been written off in fiscal 2010 which did not have a material impact on fiscal 2010 results.  The change was caused by an error in the calculation of borrowing capacity.

Note 8. Retirement Benefits, page 57

8.           We note that on page 60, you disclose certain amounts as "accrued benefit cost by plan."  We note further that the aggregate of the amounts disclosed at each balance sheet date appears to reflect the difference between (i) the liability recognized in your balance sheet for the unfunded status of your pension plans and (ii) the aggregate amount that has been recognized in accumulated other comprehensive (loss)/income for your pension plans.  In this regard, please tell us and clarify in your disclosure what the amounts disclosed as "accrued benefit cost by plan" represent in the context of your pension accounting.

In future filings we will delete this table and either disclose this information in a more appropriate way or not at all.  We had added the break-out by plan in order to give some indication as to the significance to the total of each of our three plans, two of which are frozen.

9.           We note that you expect your pension benefit payments to be approximately $9.4 million in fiscal year 2011.  In this regard, please tell us and disclose why your fiscal year 2011 pension benefit payments are expected to be significantly greater than (i) amounts paid in your prior reporting periods and (ii) amounts expected to be paid in each reporting period thereafter.  As part of your response, also tell us why the pension benefits that you paid in fiscal year 2009, as well as the pension benefits you expect to pay in 2010, exceed the amounts paid in your historical reporting periods.

Our Executive Supplemental Pension (“ESP”) Plan provides for lump sum payouts of accrued benefits to participants.  Three executives retired under the provisions of the plan between June, 2008 and January, 2009.  Each of these three executives elected the lump sum form of payment option.  Payment amounts reflected for fiscal 2009 include two of the three lump sums (total of $1.9 million).  The remaining executive was paid his lump sum ($1.8 million) in the first quarter of fiscal 2010.

The Company has an employment agreement with Samuel E. Beall, III pursuant to which he has agreed to serve as Chief Executive Officer of the Company until July 18, 2010.  Absent this employment agreement, Mr. Beall is already retirement-eligible under the provisions of the ESP plan.  Our table of expected benefits to be paid over the next five years assumes that Mr. Beall does retire, and gets paid his pension, in fiscal 2011 upon the termination of his employment agreement.

In future filings we will disclose any reasons as to why projected benefit payments differ significantly from historical amounts or any of the future years disclosed.

Securities and Exchange Commission
October 28, 2009

Note 9. Income Taxes, page 62

10.           Please tell us and disclose, as appropriate, the nature of the deferred tax asset reported as "General business credits carryforward" in fiscal year 2009.  If this deferred tax asset relates to the $22.5 million federal net operating loss generated by your company during fiscal year 2009, please explain why the amount reported appears to assume an enacted tax rate of approximately 49% for the period in which the deferred tax asset is expected to be recovered or settled.

In fiscal 2009 we generated $12.3 million in gross federal tax credits, primarily the FICA Tip Credit ($9.7 million) and the Work Opportunity Tax Credit ($2.2 million).  Due to the $22.5 million federal net operating loss, we are unable to utilize these credits in our fiscal 2009 federal tax return.  IRS statutes allow carrybacks and carryforwards of tax credits subject to certain limitations.  Due to these limitations, in our tax provision we recorded a planned carryback to fiscal 2008 of $1.3 million.  The remaining amount, $11.0 million, will be carried forward and was recorded as a deferred tax asset.  We referred to these credits as “general business credits” in our income tax footnote.  Our expectation at the time of preparation of the tax provision was that we would be able to utilize the credits in fiscal 2010.  We therefore classified the deferred tax asset as current.

The $22.5 million federal net operating loss will be carried back to fiscal 2007.  The tax impact of that carryback has been recorded within the caption “income tax receivable” in our June 2, 2009 consolidated balance sheet.

11.           Refer to your reconciliation of the statutory federal income tax expense to your reported income tax (benefit)/expense.  We note that the tax credits recognized during fiscal years 2007, 2008 and 2009 materially impacted the effective tax rate realized by your company during each of those years.  As such, please tell us and disclose the nature of the tax credits recognized during each of the aforementioned reporting periods.  In addition, consider whether your MD&A disclosure should be expanded to discuss your tax credits and advise.

The tax credits (net of the required disallowance of related expense) referred to in our reconciliation of statutory federal income tax expense to the reported income tax (benefit)/expense in Note 9 to our Consolidated Financial Statements were comprised of the following (in thousands):

	2009	2008	2007
FICA Tip Credit	$6,321	$6,348	$5,209
Work Opportunity Tax Credit	1,443	1,068	1,569
Other federal tax credits	241	197	408
Total	$8,005	$7,613	$7,186

While our tax credits only grew moderately during the 2007-2009 time period (5.9% in fiscal 2008 and 5.1% in fiscal 2009), our taxable income changed significantly.  As a result the above tax credits, which fluctuate more directly with changes in restaurant sales than with changes in pre-tax income, had a varying impact in each year on our effective income tax rate.  We will strive to clarify the impact of each of the significant credits on our tax rate more clearly in future filings.

Note 11. Commitments and Contingencies
Franchise Partnership Guarantees, page 66

12.           We note that at June 2, 2009, you guaranteed $47.5 million of your franchise partnerships' obligations under the Franchise Facility.  We note further that certain of

Securities and Exchange Commission
October 28, 2009

the franchise partnerships that have borrowed against the Franchise Facility have reported coverage ratios below the levels required by the facility.  While we acknowledge that you believe that all of the franchise partnerships are current in the payment of the obligations that you have guaranteed, it is not clear from your disclosure whether there are significant default terms that could be exercised at the lenders' options due to certain of your franchise partnerships’ failures to achieve their required coverage ratios.  For example, it is not clear to us (i) whether any of your franchise partnerships' obligations can be accelerated as a result of not complying with facility covenants or the amount of the borrowings subject to acceleration, if applicable, (ii) whether any of your franchise partnerships' have obtained waivers related to their existing violations of the required coverage ratios, (iii) whether the failure to meet the required coverage ratios can result in the unwinding or termination of the Franchise Facility in a manner similar to that described in your risk factor disclosed on page 10 and/or (iv) whether the inability of certain franchise partnerships' to comply with their coverage ratios can directly or indirectly necessitate payments pursuant to your guarantees.  In this regard, please tell us and disclose, as appropriate, the potential direct and indirect implications of your franchise partnerships' inability to meet their coverage ratios on both the Franchise Facility and your company's liquidity and financial position.  As part of your response, also tell us when the coverage ratios required by the Franchise Facility were last met by all of your franchise partnerships.

At times when our franchise partnerships have reported coverage ratios below the levels required by the Franchise Facility, we have assumed a full guarantee of their borrowings under the Franchise Facility.  Under the provisions of the Franchise Facility, this action cures any potential default such that the lenders cannot accelerate scheduled repayments of borrowings as a result of the failure to attain the required coverage ratio.  Although we are unaware of any time during the last three fiscal years in which every franchise partnership reported coverage ratios at or above the minimum levels required by the Franchise Facility, we have assumed the full guarantee in each instance and thus the lenders have not been able to accelerate any borrowings.  Each quarter we have reported the amount of our guarantees under the Facility.

In response to the Staff’s comment, in future filings, and as included in our Form 10-Q for the quarter ended September 1, 2009, we will expand our disclosure of the Franchise Facility guarantee in a manner similar to that shown below.

As of June 2, 2009, the amounts guaranteed under the Franchise Facility and the Cancelled Facilities were $47.5 million and $4.7 million, respectively.  The guarantees associated with one of the Cancelled Facilities are collateralized by a $3.9 million letter of credit.  As of June 3, 2008, the amounts guaranteed under the Franchise Facility and the Cancelled Facilities were $46.6 million and $4.9 million, respectively.  Unless extended, guarantees under these programs will expire at various dates from November 2009 through February 2013.  To our knowledge, despite certain of these franchises having reported coverage ratios below the required levels, all of the franchise partnerships are current in the payment of their obligations due under these credit facilities.  At those times when franchise partnerships report coverage ratios below the requirements, RTI, as sponsor, has the ability to cure the default by increasing our guaranty from 50% to 100%.  We have done so for each such situation as of June 2, 2009 and June 3, 2008 and thus the amounts owed by our franchises under the Franchise Facility are not subject to acceleration.  Furthermore, no events have occurred which would allow for a wind-down of the Franchise Facility itself or necessitate guaranty payments on behalf of the franchise partnerships.

Securities and Exchange Commission
October 28, 2009

Note 13. Supplemental Quarterly Financial Data, page 69

13.           Please expand the disclosure in Note 13 to describe the effects of any unusual or infrequently occurring items that materially affected the comparability of the information presented in your table of supplemental quarterly financial data.  For example, you should expand your disclosure to discuss the material goodwill and long-lived asset impairment charges recognized during the second quarter of fiscal year 2009.  In addition, you should discuss any infrequent or unusual items that resulted in the recognition of income tax benefits during the third and fourth quarters of fiscal year 2007, if applicable.  Please provide a sample of your proposed expanded disclosure as part of your response.  Refer to the requirements of Item 302(a)(3) of Regulation S-K for further guidance.

In future filings, the Company will expand its disclosure to describe the effects of any unusual or infrequently occurring items that materially affect the comparability of the information presented in the table of supplemental quarterly financial data.  An example of such disclosure related for the second and third quarters follows:

Income/(loss) before income taxes for the fiscal year ended June 2, 2009 includes Second Quarter charges of $37.2 million and $19.0 million for closures and impairments and goodwill impairment, respectively, and Third Quarter charges of $14.6 million for closures and impairments.  As disclosed further in Note 7 to the Consolidated Financial Statements, we closed 54 restaurants in fiscal 2009.

Provision/(benefit) for income taxes for the Third Quarter of fiscal 2008 was reduced by $1.7 million due to the favorable settlement of an audit and the expiration of certain statutes of limitations in jurisdictions where the Company had previously established reserves for uncertain tax positions.

Item 15. Exhibits and Financial Statement Schedule, page 75

14.           Please note that all exhibits must be filed in full and include all attachments, schedules and exhibits.  For instance, we note that you have incorporated by reference Exhibits 10.66, 10.70, 10.72 and 10.75.  These filings do not appear to include all of the schedules or exhibits listed in the table of contents of each agreement.  Please file these exhibits to include the entire agreement, including all exhibits and schedules in your next filing under the Exchange Act.

The Company has filed the complete text of Exhibits 10.66, 10.70 and 10.75 to its most recent Form 10-K as Exhibits 10.1, 10.2 and 10.3, respectively, of its Form 10-Q filed October 13, 2009.

Exhibit 10.72 (the Second Amendment to Amended and Restated Loan Facility Agreement and Guaranty, dated as of February 28, 2007, by and among Ruby Tuesday, Inc., the Participants, and Bank of America, N.A., as Servicer and Agent for the Participants, the “Second Amendment”) is complete as previously filed because:

•
Exhibit B referred to within the Second Amendment was attached to the Company’s First Amendment to Amended and Restated Loan Facility Agreement and Guaranty, dated as of September 8, 2006, by and among Ruby Tuesday, Inc., and Bank of America, N.A., as Servicer, and the Participants (“First Amendment”) for the same facility filed on September 14, 2006;

•
Exhibit C referred to within the Second Amendment was filed with the Amended and Restated Loan Facility Agreement and Guaranty by and among Ruby Tuesday, Inc., Bank of America, N.A., as Servicer, Amsouth Bank, as Documentation Agent, SunTrust Bank, as Co-Syndication Agent, Wachovia Bank N.A., as Co-Syndication Agent, and each of the participants party hereto

Securities and Exchange Commission
October 28, 2009

dated as of November 19, 2004, Banc of America Securities LLC as Lead Arranger (“Original Restated Facility”), which was re-filed in its entirety as Exhibit 10.2 to the Company’s Form 10-Q filed October 13, 2009; and
•	Schedule 6.15 was attached to the Original Restated Facility as filed in its entirety as Exhibit 10.2 to the Company’s Form 10-Q filed October 13, 2009.

Signatures, page 76

15.           Please have your controller or principal accounting officer sign your filing.  If someone is signing in more than one capacity, indicate each capacity in which he has signed.  Refer to General Instructions D.2. of Form 10-K.

In future filings including our Form 10-Q for the quarter ended September 1, 2009, we will ensure that the title listed under the signature of the Chief Financial Officer also reflects her position as the Company’s Principal Accounting Officer.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

16.           In future filings, please disclose all performance targets that must be achieved in order for your Chief Executive Officer and Named Executives to earn annual cash incentive compensation under your Executive Incentive Plan and Cash Bonus Plan and to earn restricted stock under your 2003 Stock Incentive Plan.  Please include quantitative disclosure regarding the determination of targets and the targets actually reached.  For instance, in regards to the April 2, 2008 and July 18, 2008 restricted stock awards for executives, clarify the range of the debt to EBITDAR ratio and the same-restaurant sales performance level that were used as performance targets.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

The Company confirms that in future filings it will disclose all targets related to completed fiscal years established under its cash incentive plans and equity incentive plans except (in accordance with Instruction 4 to Item 402(b) of Regulation S-K and the published Staff guidance set forth in the Staff’s Compliance and Disclosure Interpretation (“C&DI”) No. 118.04 (issued July 3, 2008)) in cases where such targets are not material in the context of the Company’s executive compensation policies or decisions or such disclosure would result in competitive harm to the Company (or both).  In general, the Company believes that disclosing its performance targets related to future periods prior to completion of such periods would cause significant competitive harm.  See “Competitive Harm: Performance Targets for Future Periods and Actual Metrics Achieved Relating to Certain Corporate Objectives” below.

Moreover, the Compensation Discussion and Analysis (“CD&A”) disclosure is intended to cover historical performance metrics, but not prospective performance metrics, unless the prospective metrics

Securities and Exchange Commission
October 28, 2009

are material to a Named Executive’s compensation for the last fiscal year or were otherwise material in the context of the CD&A.  In particular, Instruction 2 to Item 402(b) provides in pertinent part that"[t]he Compensation Discussion and Analysis should be of the information contained in the tables and otherwise disclosed pursuant to this Item.  The Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end. Actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the Named Executive’s compensation for the last fiscal year."  As the information covered by the tables is for the most recently completed fiscal year and prior years, the clear inference is that prospective disclosure is not generally contemplated.  Finally, prospective performance goals are not typically the type of information anticipated by the examples of actions taken after a registrant’s last fiscal year that should be discussed.

I. Actual Performance Targets for 2009

A. Annual Cash Incentive Compensation

The Company’s 2009 Definitive Proxy Statement describes all of the performance goals under the cash incentive plans for fiscal year 2009, including the 2006 Executive Incentive Compensation Plan, (collectively the Cash Incentive Plans) in a grid on page 18.  This grid includes the entry, target and maximum levels for all of the performance targets: Same-Restaurant Sales Growth, EBITDAR, and Corporate Objectives.1  The CD&A disclosure also includes the amount of total annual cash incentive compensation actually earned by the Named Executives in 2009 as both a dollar amount and as a percentage of target annual incentive compensation.  The actual Same-Restaurant Sales Growth and EBITDAR2 achieved in fiscal 2009 were disclosed in the Company’s Form 10-K for 2009.

The disclosure of the actual individual Corporate Objectives achieved for 2009 is not material to investors3 and disclosure of certain of such Corporate Objectives would cause competitive harm to the Company.  See “Materiality” and “Competitive Harm: Performance Targets for Future Periods and Actual Metrics Achieved Relating to Certain Corporate Objectives,” including “— Nonfinancial Objectives and Competitive Harm” below for further discussion of the Company’s rationale.

The Company refers the Staff to pages 14-19 of the 2009 Definitive Proxy Statement, including footnote 2 therein, for discussion of the Compensation Committee’s determination of the annual cash incentive awards for 2009.  Please also see the discussion of the protection of the Company’s internal business plans and budgets as trade secrets under “Legal Standards — Trade Secrets.”

Materiality. In C&DI No. 118.04, the Staff states that a “company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions.  If performance targets are not material in this context, the company is not required to disclose the performance targets.  Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.”

1 Please refer to the Company’s 2009 Definitive Proxy Statement for all defined terms not otherwise defined herein.

2 EBITDAR for purposes of determining the annual cash incentives was lowered, as disclosed in footnote 3 on page 18 of the Company’s 2009 Definitive Proxy Statement, by an immaterial amount.

3 The Company notes that achieved levels related to certain of these Corporate Objectives are occasionally disclosed by the Company, such as achieved management and hourly turnover, however the Company believes that achieved levels of these immaterial performance targets are not material to an investor’s understanding of cash incentive compensation.

Securities and Exchange Commission
October 28, 2009

Applying this standard, the Company believes that the precise extent to which actual individual Corporate Objectives measures achieved is not material in light of the totality of meaningful information with regard to its annual cash incentive compensation, which includes disclosure in its CD&A of all of the performance targets for 2009 established under its Cash Incentive Plans.  Further, the Company notes that each of the Corporate Objectives individually accounts for only 5% of the potential annual cash incentive compensation.

B. Restricted Stock Awards4

For the 2009 restricted stock awards, the Company disclosed that the performance targets were (1) a certain range of values for the debt to EBITDAR ratio as finally reported by the Company to its lenders and (2) certain levels of change in Same-Restaurant Sales Growth.  In future filings, the Company will disclose numerical performance targets for its restricted stock awards for completed fiscal years so long as such numerical targets are material and competitive harm would not result.

II. Competitive Harm: Performance Targets for Future Periods and Actual Metrics Achieved Relating to Certain Corporate Objectives

The Company did not disclose the performance targets for future periods because to do so would result in the disclosure of confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company, as defined in Instruction 4 to Item 402(b) of Regulation S-K.  The instruction further specifies that the standard to use when determining whether disclosure would cause competitive harm is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for nondisclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. § 552(b)(4)) (“FOIA”) and Rule 80(b)(4) thereunder.  The Company believes that its omission of numerical performance objectives under situations of the types described in this response meet the criteria in Instruction 4 to Item 402(b) and in Exemption 4 to FOIA as further explained herein.

Competitive Harm Analysis5

Financial or Operational Performance Targets. The Company’s performance targets are derived from internal business plan targets that are set annually, often referred to as annual “budgets.”  These internal business plans constitute trade secrets, are highly confidential, contain competitively sensitive commercial and financial information and reflect the internal aspirations for the Company as a whole.

While information on historical debt, EBITDAR, Same-Restaurant Sales Growth and other financial measures that historically have constituted annual performance targets is eventually disclosed, the Company’s internal business plans and performance against those plans are never made public.  Access to these business plans and performance against such plans is granted only to a select group of individuals within the Company.  When necessary for the operation of the Company, disclosure to individuals outside

4 The Company refers the Staff to pages 14-16 and pages 19-21 of the Company’s 2009 Definitive Proxy Statement for discussion of the Compensation Committee’s determination of the equity awards.

5 As the existence of competitive harm is the core issue, the Company’s analysis of how disclosure of numerical performance objectives for future periods and disclosure of nonfinancial objectives for past and future periods would often result in competitive harm to the Company, and how such disclosure might be expected to affect the business decisions of the Company’s competitors, precedes the discussion of the legal standards under FOIA Exemption 4 under “Legal Standards.”

Securities and Exchange Commission
October 28, 2009

of the Company is made pursuant to a confidentiality agreement and in strict conformity with such agreement.

Disclosure of the Company’s internal goals and its projected performance against the business plans (such as disclosure of budget versus actual debt to EBITDAR or actual selling, general and administrative expense) may allow competitors to understand various Company strategies, plans and competitive intelligence, including without limitation:

•	investment strategies and priorities, including potential acquisitions of franchise or other entities or capital expenditures;
•	marketing strategies, including couponing strategies;
•	product offerings, franchise plans and geographic areas of emphasis;
•	the Company’s views on high and low growth menu and product offerings and geographic areas within its industry; and
•	the Company’s views on its market position vis-à-vis its competitors within the industry.

Competitors and industry experts may be able to deduce the following from the lack of investment required to achieve a certain ratio of debt to EBITDAR or the investment (including couponing and other marketing strategies) required to achieve certain Same-Restaurant Sales Growth or guest check targets:

•
The Company’s internal guest check target (one of its Corporate Objectives for its Cash Incentive Plans for 2009) is a revealing indicator of its level of couponing activity.  If the Company engages in more or less promotional couponing activity, then there is a direct effect on the average guest check.  If we were forced to prospectively disclose performance against this internal guest check target, competitors could deduce our couponing efforts and more effectively counteract our marketing efforts, causing us competitive harm.

•
The particular geographic areas in which we would have to increase sales the most in order to meet (i) the EBITDAR metric embedded within our debt to EBITDAR ratio or (ii) other performance goals such as a particular level of future Same-Restaurant Sales Growth which, in turn, would allow competitors to deduce our planned marketing efforts for these particular geographic markets and to counteract such marketing efforts by outspending us in those geographic markets.  Conversely, this would also allow these competitors to focus their marketing efforts on areas that they deduce are not focus areas for us due to their status as strong-hold or non-growth markets and to “steal” market-share from us by concentrating their marketing efforts on these regions.  These companies could reduce superfluous marketing expense because they would be able to allocate their marketing dollars in anticipation of, not in reaction to, the Company’s marketing efforts.  If the Company were required to disclose such sensitive information when its competitors do not disclose information of similar import, it would result in substantial competitive harm to the Company.6

•	Information about new growth opportunities - For example, if competitors discovered that the Company is aiming for a significant percentage increase in Same-Restaurant Sales Growth in a

6 The Company notes that certain of these large restaurant competitors have successfully stated to the SEC that competitive harm would result if they revealed certain performance targets relating to compensation, especially when those standards relate to a specific restaurant concept.  Since the Company currently has only one material restaurant concept, disclosure of sensitive performance targets related to the Company will inherently reveal information explicitly recognized as sensitive by the Company’s competitors and implicitly recognized as sensitive by the SEC.

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October 28, 2009

particular geographic area or for a new restaurant concept, or a new day-part offering (e.g., brunch) this would provide competitors with highly valuable information that would allow them to focus their competitive efforts against the Company in that area.  To allow competitors to piggyback off of our marketing research without having to make their own investment in obtaining such information would put the Company at a distinct disadvantage, which would cause the Company competitive harm.

Harm in the Investor Community. The internal business plans do not constitute forecasts of future performance. Rather, these plans are “stretch” plans and do not necessarily reflect what the probable or likely future results of the Company may be.  If sensitive numerical performance targets were prospectively disclosed, the Company believes there is a substantial risk that the incentives will become market expectations, displacing the Company’s own issued guidance.

The perception of the stretch goals as the Company’s forecasts would unfairly disadvantage the Company, compared to its competitors, in the investor community.  For example, the Company’s stock price would undoubtedly drop if it were perceived as failing to meet its “forecasts” (i.e., its stretch goals) when its competitors were still being evaluated by the investor community in relation to achievement of their actual guidance.  This would result in problems raising equity capital at an adequate and fair price.

Nonfinancial Objectives and Competitive Harm. Nonfinancial objectives can also yield sensitive information that would put the Company at a competitive disadvantage.  Disclosing the actual or prospective level of achievement of certain of the Company’s Corporate Objectives related to its Cash Incentive Plans can supply the Company’s competitors with important tools to challenge the Company. For example, if the Company were required to disclose its guest satisfaction index at a time when it determines that such disclosure would be unfavorable or harmful to the Company, that could have a pernicious effect on the Company’s ability to maintain customers, sales and investors.  This information would certainly be used to the detriment of the Company by its competitors.  Further, if the Company were required to disclose its achievement of the Corporate Objective related to management turnover even when management turnover is unfavorable, this is information that its competitors could use against it in recruiting management team members and franchisees.  Conversely, it is conceivable that the Company’s management turnover could be so low that it would not want to disclose turnover because of the risk that it would make our experienced managers even more desirable to the competition because they have so much experience with the Company.  For discussion of how disclosure of financial objectives, such as the Corporate Objective related to measurement of general and administrative expenses against budget, can cause competitive harm, see the discussion under “Competitive Harm Analysis” generally.

Difficulty of Attainment. Instruction 4 to Item 402(b) provides that, if numerical objectives are not disclosed, the Company must discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed target levels, and the Company fully intends to comply with this instruction.  We will, therefore, provide enhanced disclosure of the difficulty of attainment of these performance targets in future filings.

Legal Standards

Instruction 4 to Item 402(b) states that numerical performance objectives need not be disclosed if they involve “confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant,” and further provides that “[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act

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October 28, 2009

Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of [FOIA] and Rule 80(b)(4) thereunder.”

The three-part test for FOIA Exemption 4 is stated similarly to Instruction 4 to Item 402(b): In order to be eligible for the exemption, (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person (which includes a corporation such as the Company7); and (3) such information must be privileged or confidential.8

Using case law construing FOIA Exemption 4, the Company addresses the material elements of the analysis, “trade secret,” “commercial or financial” and “privileged or confidential” (which includes the requirement of “competitive harm”) below.

Trade Secrets. The Company’s internal business plans, the financial data it uses to develop these business plans (which are closely related to the performance targets) and certain operational incentive objectives, such as those related to the Company’s product offerings, and the target debt to EBITDAR ratio, constitute “trade secrets” under prevailing law.  Trade secrets consist of information that (1) derives independent economic value, actual or potential, from not being generally known or readily ascertainable by others who can obtain economic value from its disclosure or use, and (2) is the subject of reasonable efforts, under the circumstances, to maintain its secrecy.9

The Company undoubtedly derives independent economic value from its annual internal plans and operational objectives; these trade secrets provide the foundation for the executive officers to manage the Company to worthy financial goals and provide benchmarks against which the Board of Directors can compare the performance of senior management.  The annual internal plans form the basis for setting annual budgets for marketing (including couponing), hiring and other key decision areas.  None of these secrets are generally known to the Company’s competitors, who would derive great economic value from discovering them. Some ways in which competitors could benefit from learning these secrets through the Company’s disclosure of the numerical performance targets are described in detail above under “Competitive Harm Analysis.”

The annual internal plans and the operational objectives mentioned above are the subject of intentional efforts to maintain their secrecy.  Generally, only the Board of Directors, select members of management and certain professional advisors are privy to these secrets.  Professional advisors are granted access to such data only after entering into a confidentiality agreement restricting the use of such information and prohibiting its further disclosure.

Commercial or Financial Information. There is little doubt that the specific range of values for the debt to EBITDAR ratio and Same-Restaurant Sales Growth performance targets and other operational information constitute “commercial or financial information” within the meaning of FOIA Exemption 4. The terms must be given their “ordinary meanings.”10  Debt, EBITDAR and Same-Restaurant Sales Growth are clearly “financial.” Information is “commercial” if it relates to commerce or has been

7 Comstock Int’l (U.S.A.), Inc. v. Export-Import Bank of U.S., 464 F. Supp. 804, 806 (D.D.C. 1979).

8 Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974); see also Nadler v. Fed. Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); Inner City Press/Cmty. on the Move v. Bd. of Governors of the Fed. Reserve Sys., 463 F.3d 239, 244 (2nd Cir. 2006).

9 Uniform Trade Secrets Act §1(4).

10 Pub. Citizen Health Research Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C.Cir.1983) (citing Wash. Post Co. v. U.S. Dept. of Health & Human Services, 690 F.2d 252, 266 (D.C.Cir.1982); Board of Trade v. Commodity Futures Trading Comm’n, 627 F.2d 392, 403 (D.C.Cir.1980)).

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October 28, 2009

compiled in pursuit of profit.11  The Company’s annual internal plans and operational goals all relate to commerce and have been compiled in the pursuit of profit.

Confidential/Competitive Harm. Information is “confidential” for purposes of Exemption 4 if “disclosure of the information is likely ... to cause substantial harm to the competitive position of the person from whom the information was obtained.”12  For purposes of Exemption 4, the release of information will cause substantial competitive harm if (1) actual competition exists, and (2) there is a likelihood of substantial competitive injury resulting from disclosure of such information.13

The Company’s industry, casual dining, is intensely competitive with respect to prices, services, convenience, locations, customers, management talent, franchisees and the types and quality of food.  The Company competes with other food service operations, including locally-owned restaurants, and other national and regional restaurant chains that offer the same or similar types of services and products as the Company does.  The Company has also provided details on the existence of competition in its industry in Item 1, “Business,” under the caption “Operations” in its recently filed Annual Report on Form 10-K for the fiscal year ended June 2, 2009. As to the likelihood of substantial competitive injury resulting from disclosure of the numerical incentive plan objectives, please see the extensive discussion under “Competitive Harm Analysis” above. The Company further notes that information like the Company’s annual internal financial plans are of the type customarily afforded confidential treatment under FOIA Exemption 4, per the cases cited in the note.14

III. Conclusion

Cash Incentive Plans. The Company submits that it has previously disclosed all performance targets under the Cash Incentive Plans and the actual performance achieved related to these targets for 2009, except with respect to the actual metrics achieved related to the Corporate Objectives, which are not material to an investor’s understanding of the Cash Incentive Plans and would cause the Company competitive harm. The Company has no objection to disclosing the actual numerical achievement related to the performance targets where such information is material and competitive harm would not result, and should circumstances change in the future, the Company will reevaluate its current approach.

Since (i) all of the Cash Incentive Plan performance targets are disclosed (see the first grid on page 18 of the 2009 Definitive Proxy Statement), (ii) the entry, target and maximum possible awards for each Named Executive are disclosed (see the second grid on page 18 of the 2009 Definitive Proxy Statement), (iii) the resulting incentive payments are disclosed (see the “Non-Equity Incentive Plan Compensation” column of the 2009 Summary Compensation Table on page 27 of the 2009 Definitive Proxy Statement), and (iv) the actual Same-Restaurant Sales Growth and EBITDAR achieved in fiscal 2009 and debt were disclosed in the Company’s Form 10-K (see pages 23, 30 and 54 respectively, of the Company’s 2009 Form 10-K),

11 See Am. Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 870 (2d Cir.1978) (citing Getman v. NLRB, 450 F.2d 670, 673 (D.C.Cir.1971)).

12 Morton, 498 F.2d at 770; see also, Pub. Citizen Health Research Group v. Nat’l Institutes of Health, 209 F. Supp. 2d 37 (D.D.C. 2002); Judicial Watch, Inc. v. Food & Drug Admin., 449 F. 3d 141 (C.A.D.C. 2006).

13 See Frazee v. U.S. Forest Serv., 97 F.3d 367, 371 (9th Cir. 1996).

14 See generally, Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 682 (D.C. Cir. 1976) (financial records); Continental Oil v. Fed. Power Comm’n, 519 F.2d 31 (5th Cir. 1975), cert. denied, 425 U.S. 971 (1976); Morton, 498 F.2d at 765 (financial records); Goldstein v. Interstate Commerce Comm’n, Civ. A. No. 82-1511, 1984 U.S. Dist. LEXIS 14768 (D.D.C. July 21, 1985) (pricing, volume and sale terms in shipping contracts); Herrick v. Garvey, 200 F. Supp. 2d 1321 (D.Wyo. 2000) (materials submitted requesting permission to continue development of aircraft); Pub. Citizen Health Research Group v. Nat’l Institutes of Health, 209 F. Supp. 2d 37 (royalty information on research and inventions).

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October 28, 2009

the Company believes that its disclosure of the actual achievement levels of the Corporate Objectives, which each comprise only 5% of the possible annual cash incentive, is not material to investors. In addition, the Company proposes in future proxy statements to disclose such actual achievement levels of individual Corporate Objectives if such disclosure is material and not likely to result in competitive harm.

Performance Targets for Restricted Stock Awards. Since (i) the types of performance targets are disclosed (see page 20 of the 2009 Definitive Proxy Statement), (ii) the maximum number of shares possible for each Named Executive to earn are disclosed (see the “Grants of Plan-Based Awards in Fiscal Year 2009” table on page 29 of the 2009 Definitive Proxy Statement and the April 2, 2008 grant in the “Grants of Plan-Based Awards in Fiscal Year 2008” table on page 27 of the 2008 Definitive Proxy Statement), and (iii) the resulting shares earned are disclosed (see pages 14 and 20 of the 2009 Definitive Proxy Statement and the reports on Form 4 filed for each Named Executive), the Company believes that the disclosure related to the restricted stock awards is appropriately informative and sufficient for investors to understand and analyze the Company’s awards of performance-based restricted stock. In addition, the Company proposes in future Proxy Statements to disclose the actual performance targets related to its performance-based restricted stock where material and where competitive harm would not result.

Performance Targets for Future Periods. The Company submits that it has established that disclosure of performance targets for uncompleted future periods would cause the Company substantial competitive harm.  The Company’s 2009 Definitive Proxy Statement included on page 19 an analysis of the degree of difficulty related to achievement of performance targets for future periods relating to the Cash Incentive Plans. The Company proposes to include a similar analysis in future filings for the Company’s restricted stock awards. The Company has no objection to disclosing future performance targets where material and where competitive harm would not result, and should circumstances change in the future, the Company will reevaluate its current approach.

Summary Compensation Table, page 27

17.           With respect to both the stock and option awards reported in the fifth and sixth columns of the table, in future filings please clarify in the footnotes the assumptions made in the valuation of by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis section or advise.  Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

In future filings the Company will reference, where applicable, in the appropriate footnote to the Summary Compensation Table a discussion of valuation assumptions disclosed in the Form 10-K.

**********

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 28, 2009

Please do not hesitate to contact me at (865) 379-5700 with any questions or comments.

Sincerely,

/s/ Marguerite N. Duffy
Marguerite N. Duffy
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer

cc:           Scarlett May, Vice President, General Counsel and Secretary

Securities and Exchange Commission
October 28, 2009

Exhibit A to Ruby Tuesday, Inc. response to SEC comment letter dated September 29, 2009

Revenue

RTI’s restaurant sales and operating revenue for the 13 weeks ended September 1, 2009 decreased 6.8% to $299.3 million compared to the same period of the prior year.  This decrease primarily resulted from the closing of 54 restaurants in fiscal 2009, 46 of which closed after the end of fiscal 2009’s first quarter, and a 3.1% decrease in same-restaurant sales.  The 54 restaurants closed in fiscal 2009 produced $13.9 million of restaurant sales in the first quarter of the prior year.

The decrease in same-restaurant sales is attributable to an approximate 6.2% decline in average net check as we have maintained our value positioning and print incentive strategy to motivate new guests to visit our restaurants to experience the reimaged Ruby Tuesday brand.  This strategy has contributed to an approximate 3.1% increase in guest counts, partially offsetting the reduction in average net check.

Franchise revenue for the 13 weeks ended September 1, 2009 decreased 52.9% to $1.3 million compared to the same period of the prior year.  Franchise revenue is predominately comprised of domestic and international royalties, which totaled $1.3 million and $2.6 million for the 13-week periods ended September 1, 2009 and September 2, 2008, respectively.  This decrease is due to a decline in royalties from domestic franchisees as a result of temporarily reduced or deferred royalties for certain franchisees and a decrease in same-restaurant sales for domestic franchise Ruby Tuesday restaurants of 6.5% in the first quarter of fiscal 2010.

Under our accounting policy, we do not recognize franchise fee revenue for any franchise with negative cash flows at times when the negative cash flows are deemed to be anything other than temporary and the franchise has either borrowed directly from us or through a facility for which we provide a guarantee.  We also do not recognize additional franchise fee revenue from franchisees with fees in excess of 60 days past due.  Accordingly, we have deferred recognition of a portion of franchise revenue from certain franchises.  Unearned income for franchise fees was $2.6 million and $1.2 million as of September 1, 2009 and June 2, 2009, respectively, which are included in other deferred liabilities and/or accrued liabilities – rent and other in the Condensed Consolidated Balance Sheets.  The increase in unearned income is primarily due to an increase in unearned fees due from a traditional franchise ($1.1 million), for whom we agreed to defer fees for a limited period of time while the franchise negotiated with its lenders for extended terms.

Pre-tax Income

Pre-tax income increased to $7.4 million for the 13 weeks ended September 1, 2009, over the corresponding period of the prior year.  The increase included the elimination of $2.8 million in pre-tax losses recorded in the first quarter of fiscal 2009 on the 54 restaurants closed during fiscal 2009.  This increase is also due to lower payroll and related costs, other restaurant operating costs, depreciation, selling, general and administrative expense, net, closures and impairments, and interest expense, net.  These lower costs were partially offset by a decline of 3.1% in same-restaurant sales at Company-owned restaurants, lower franchise revenue, and higher cost of merchandise and equity in losses of unconsolidated franchises.

In the paragraphs that follow, we discuss in more detail the components of the increase in pre-tax income for the 13-week period ended September 1, 2009, as compared to the comparable period in the prior year.  Because a significant portion of the costs recorded in the Cost of merchandise, Payroll and related costs, Other restaurant operating costs, and Depreciation and amortization categories are either variable or highly correlate with the number of restaurants we operate, we evaluate our trends by comparing the costs

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October 28, 2009

as a percentage of restaurant sales and operating revenue, as well as the absolute dollar change, to the comparable prior year period.

2009 Restaurant Closings

Operating results for the first quarter of fiscal 2009 for the 54 restaurants closed in fiscal 2009 were as follows (in thousands):

Thirteen Weeks
Ended
September 2, 2008
Total revenue	$13,870

Cost of merchandise	3,992
Payroll and related costs	6,271
Other restaurant operating costs	4,412
Depreciation and amortization	1,014
Selling, general and administrative	974
16,663
Net loss	$(2,793)

Cost of Merchandise

Cost of merchandise increased $2.7 million (3.1%) to $90.3 million for the 13 weeks ended September 1, 2009, over the corresponding period of the prior year.  As a percentage of restaurant sales and operating revenue, cost of merchandise increased from 27.3% to 30.2% for the 13 weeks ended September 1, 2009.  Excluding the $4.0 million decrease from the elimination of 54 restaurants closed in fiscal 2009, cost of merchandise increased $6.7 million.

The absolute dollar increase in fiscal 2010 for the 13-week period is a result of an approximate 3.1% increase in guest counts, as well as a shift in menu mix corresponding to our value promotions such that our guests are ordering higher cost menu items, the introduction of lobster tails, which have a high food cost, to our menu in late fiscal 2009, and value-enhancing programs such as offering endless fries with burgers.

As a percentage of restaurant sales and operating revenue the increase is also due to several promotions offered in the current quarter including freestanding insert coupons in all markets with Company-owned restaurants, direct address label mail pieces, and a value promotion for our So Connected guests offering a buy one get one free on our Specialties, Fork-Tender Ribs, and Handcrafted Steaks.  These value offerings had the impact in the current quarter of reducing average net check approximately 6.2% for restaurants in our same-restaurant groupings, which increased the related food cost as a percentage of restaurants sales and operating revenue.

Payroll and Related Costs

Payroll and related costs decreased $9.3 million (8.5%) to $100.5 million for the 13 weeks ended September 1, 2009, as compared to the corresponding period in the prior year.  This amount includes $6.3 million of payroll and related costs spent in fiscal 2009 at the 54 restaurants closed in the prior year.  As a percentage of restaurant sales and operating revenue, payroll and related costs decreased from 34.2% to 33.6%.

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October 28, 2009

The remaining $3.0 million decrease not attributable to closings is primarily due to decreases in hourly labor as a result of new staffing guidelines for certain positions in our restaurants and the elimination of the dedicated To Go positions in our mall restaurants and certain other locations since the first quarter of the prior year.

As a percentage of restaurant sales and operating revenue, the decrease in payroll and related costs is attributable to the impact of closing 54 restaurants in fiscal 2009, which ran higher than system average labor, and the hourly labor cost savings initiatives discussed in the prior paragraph.  Offsetting these savings was the impact on the ratio of the value offerings discussed in the Cost of Merchandise section above that contributed to the increase in guest counts of approximately 3.1% for the restaurants in our same-restaurant grouping and the decrease in our average net check of approximately 6.2%.

Other Restaurant Operating Costs

Other restaurant operating costs decreased $7.7 million (11.3%) to $60.9 million for the 13-week period ended September 1, 2009, as compared to the corresponding period in the prior year.  This decrease includes $4.4 million of costs incurred on the 54 restaurants closed in fiscal 2009.  As a percentage of restaurant sales and operating revenue, these costs decreased from 21.4% to 20.3%.

For the thirteen weeks ended September 1, 2009, the remaining $3.3 million in reductions not attributable to closings related to the following (in thousands):

Utilities	$1,367
Repairs	909
Other	1,045
$3,321

In both absolute dollars and as a percentage of restaurant sales and operating revenue for the 13-week period, the decrease is primarily due to decreases in utilities resulting from reductions in overall electric usage and changing natural gas and fuel vendors at certain of our restaurants which resulted in more favorable rates and decreases in repairs expenses as a result of recently implemented cost savings programs in these areas.

Depreciation and Amortization

Depreciation and amortization expense decreased $3.8 million (19.1%) to $16.3 million for the 13-week period ended September 1, 2009, as compared to the corresponding period in the prior year.  As a percentage of restaurant sales and operating revenue, this expense decreased from 6.3% to 5.4%.

In terms of both absolute dollars and as a percentage of restaurant sales and operating revenue, the decrease for the 13-week period is primarily due to reduced depreciation for assets that became fully depreciated since the first quarter of the prior year (a $2.2 million reduction), restaurant closures ($1.0 million depreciation in the prior year), and other assets previously impaired (a $0.4 million reduction).

Selling, General and Administrative Expenses, Net

Selling, general and administrative expenses, net of support service fee income, decreased $7.2 million (27.6%) to $19.0 million for the 13-week period ended September 1, 2009, as compared to the corresponding period in the prior year.

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October 28, 2009

The decrease for the 13-week period is primarily due to a reduction in advertising ($7.1 million) as a result of eight weeks of national cable television advertising during the prior year quarter as compared to none in the current year, reflecting a shift in our marketing strategy to one based more on offering guests incentives through print media rather than through television and a decrease in media sponsorship expenses relating to sponsorship of a racecar.

Closures and Impairments

Closures and impairments decreased $1.3 million to $0.6 million for the 13-week period ended September 1, 2009, as compared to the corresponding period of the prior year.    The decrease for the 13-week period is due primarily to a reduction in restaurant impairment charges ($1.0 million) coupled with higher gains during the current quarter on the sale of surplus properties ($0.7 million) offset by higher closed restaurant lease reserve expense ($0.3 million) compared with the same period of the prior year.  See Note G to our Condensed Consolidated Financial Statements for further information on our closures and impairment charges recorded during the first quarters of fiscal 2010 and 2009.

Equity in Losses/(Earnings) of Unconsolidated Franchises

Our equity in the losses of unconsolidated franchises was $0.2 million for the 13 weeks ended September 1, 2009 compared with equity in earnings of ($0.5) million for the 13 weeks ended September 2, 2008.  The change is attributable to losses from investments in five of our six 50%-owned franchise partnerships, which all had income in the first quarter of the prior year.  The increase in losses was due in part to same restaurant sales declines in the current year and fee rebates in the prior year, offset by lower advertising charges in the current year.

As of September 1, 2009, we held 50% equity investments in each of six franchise partnerships, which collectively operate 70 Ruby Tuesday restaurants.  As of September 2, 2008, we held 50% equity investments in each of six franchise partnerships which then collectively operated 72 Ruby Tuesday restaurants.

Interest Expense, Net

Net interest expense decreased $4.4 million for the 13 weeks ended September 1, 2009, as compared to the corresponding period in the prior year, primarily due to lower average debt outstanding on the revolving credit agreement (the “Credit Facility”), lower interest rates on the Credit Facility, and other debt payments made since the same period of the prior year.

Provision for Income Taxes

The effective tax rate for the current quarter was 17.4% compared to 21.3% for the same period of the prior year.  The change in the effective tax rate resulted primarily from the impact of pre-tax income which increased as compared to the same period of the prior year without a corresponding increase in the charge for unrecognized tax benefits.